________
VIA EDGAR

August 5, 2010

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

National Technical Systems, Inc.
	Re:	Form 10-K for Fiscal Year Ended January 31, 2010
Filed April 30, 2010
File No. 000-16438

Definitive Proxy Statement on Schedule 14A
Filed May 28, 2010
File No. 000-16438

Dear Mr. Reynolds:

We are in receipt of the letter to William McGinnis, Chief Executive Officer of National technical Systems, Inc (the "Company")., from the staff (the "Staff") of the Securities and Exchange Commission, dated July 26, 2010, and set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings contained in the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

Form 10-K for the Fiscal year Ended January 31, 2010

Consolidated financial statements

Notes to the Consolidated financial Statements

Segments

1.              We note that you report as one segment as a result of the sale of your information technology services business. Tell us how you complied with the segment reporting requirements of FASB ASC 280-10 and provide your analysis of how the reportable segment was determined.

Discuss how the aggregation criteria were met. The Intangible Assets policy footnote on page 35 indicates you have seven reporting units for purposes of testing goodwill impairment. FASB ASC 350-20 defines a reporting unit as either an operating segment as defined in FASB ASC 280-10-20 or one level below an operating unit. Your response should also address the disparity between the number of reporting units for segment reporting and for goodwill impairment tests.

Response:

Since the sale of our information technology business, we have reported our operations as a single reporting segment, Engineering & Evaluation.
Our reporting segment consists of a single operating segment. We do not aggregate operating segments. This determination has been made based on the following factors, as outlined in FASB ASC 280-50-1:

*           Our operating segment engages in business activities from which it earns revenues and incurs expenses.

*           Our chief operating decision maker is our Chief Executive Officer. Operating results are regularly reviewed by our chief operating decision maker. When reviewing operating results to make decisions about the allocation of resources and to assess performance, our chief operating decision maker reviews results on a consolidated basis as a single operating segment.

*           Discrete financial information is available for our operating segment.

Relative to impairment on goodwill, we assess impairment at the reporting unit level, as required by FASB ASC 350. As permitted by FASB ASC 350, our reporting unit level is one level below the Company's operating segment representing a "component" under FASB ASC 350.

Generally, our components represent separate legal entities that are subsidiaries of the Company. We follow the guidance contained in FASB ASC 350-20-35-34, which states, "A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component."

*           Our components do have discrete financial information - we account for and have access to reporting the components' assets, liabilities, and operating results.

*           Each of our components has an operating manager who oversees operations and regularly reviews the operating results of that component. This role constitutes a "segment manager" as that term is defined in FASB ASC 280-10-50-7. Each of our component operating managers is directly accountable to and maintains regular contact with our chief operating decision maker to discuss operating activities, financial results, forecasts, and plans for the segment.

Our components are part of a single operating segment. When determining whether aggregation of these components is appropriate for purposes of our evaluation of impairment of goodwill, we considered the implementation guidance. In determining whether the components of an operating segment have similar economic characteristics, we considered the factors in paragraph 280-10-50-11. Amongst the factors considered in this analysis were the following:

*              There are similarities in how our components operate and the nature of those operations, including types of services and customers; however, generally these components are operated independently of one another as operating subsidiaries.

*              Goodwill is generally recoverable from the separate operations of each component business, not from two or more component businesses working in concert; the components are not economically interdependent.

*              Our component businesses do not generally share assets and other resources.

*              To some degree, our components support and benefit from common research and development projects; however, this is not extensive in our business.

Based on these factors, amongst others, we do not believe that our components have similar economic characteristics such that aggregation of these components is considered appropriate for purposes of our assessment of impairment of goodwill.

Exhibits

2.             We note you incorporate by reference 10 amendments to your Revolving Credit Agreement with Comerica and First Bank, but did not incorporate by reference the original credit agreement dated November 21, 2001.  Since each of these amended credit agreements refer to the original provisions of the original credit agreement, it appears that original credit agreement should be filed or incorporated by reference pursuant to Item 601(b)(1) of Regulation S-K.  Also, we note that the original credit agreement filed with your Form 10-Q on December 13, 2001 omitted all of its attachments, schedules, and exhibits.

In your next periodic filing, please file an executed copy of your original credit agreement, with all of the attachments, as required by Item 601(b)(10).

Response:    The Company acknowledges the Staff's comment and in its next periodic filing it will file an executed copy of the Company's original Revolving credit Agreement with Comerica and first bank with all of the attachments as required by Item 601(b)(10).

3.              Similarly, we note that Exhibits 10.9, 10.11, and 10.16 omit an attachment and Exhibits 10.4, 10.15, 10.16, and 10.17 were not executed copies.  In your next periodic filing, please file a completed and executed copy of these agreements including all omitted attachments.

Response:   The Company acknowledges the Staff's comment and in its next periodic filing it will file all omitted attachments to Exhibits 10.9, 10.11 and 10.16. The Company will at the same time file executed copies of Exhibits 10.4, 10.15, 10.16 and 10.17.

Schedule 14A Filed May 28, 2010

Executive Compensation Plan Information, page 9

4.             We note your disclosure regarding your stock awards to your former chairman and directors.  Please explain to us why you have not provided a footnote of all assumptions made in the valuation of your stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis, as required by Instruction 1 of Item 402(n)(2)(v) and the Instruction to Item 402(r)(2)(iii) of Regulation S-K.

Response:  The Company takes note of the Staff's comment and confirms that it will provide this disclosure in future filings.  In response to the Staff's comment, the Company supplements the narrative disclosures in Footnote (2) to the Summary Compensation Table and in Footnote (2) to the Director Compensation Table to each include the following: "The dollar value shown in this column represents the total grant date fair value, as determined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation, of stock awards issued during the fiscal year.  Assumptions used to calculate these amounts are included in Note 5, "Stock Options, Equity Incentive and Pension Plans," to our consolidated financial statements for the year ended January 31, 2010, in the Company's Form 10-K filed with the Securities and Exchange Commission on April 30, 2010."

5.             Please provide us supplementally the narrative disclosure required by Item 402(o)(1), (4), and (5) of Regulation S-K.  Also, please confirm you will provide this disclosure in future filings.

Response:  The Company takes note of the Staff's comment and also notes that a description of the employment agreement with the Company's former chairman of the board was included in the filed Schedule 14A filing under the section titled "Certain Relationships and Related Party Transactions".  In response to the Staff's comment and pursuant to Item 402(o)(1), (4) and (5) of Regulation S-K, the Company confirms that it will disclose the material terms of each named executive officer's employment agreement or arrangement, material terms of each grant and material terms of any non-equity incentive plan award made to a named executive officer during the last completed fiscal year in future filings.  Currently, there are no employment agreements with the Company other than Dr. Lin's employment agreement.  And, the Company also supplements the narrative disclosures to the Summary Compensation Table to include the following:

Employment Agreement with Dr. Lin

On May 1, 2005, the Company entered into an employment agreement with Dr. Lin (the "Agreement").  Pursuant to the Agreement, Dr. Lin continued to serve as an employee and as either Chairman of the Board of Directors or Chairman Emeritus of the Company for a term commencing on May 1, 2005 and ending on April 30, 2010.  During the term of the Agreement, Dr. Lin was entitled to: (i) a base salary of $125,000 per year, (ii) $175,000 per year as a retirement benefit, (iii) participation in the Company's benefit plans, (iii) a monthly car allowance, (iv) dues or fees associated with certain professional societies, clubs and educational programs, (v) an annual cash bonus in an amount equal to 75% of the amount of bonus paid by the Company to the Company's chief executive officer for the same period, if any, and (vi) a $30,000 bonus in each fiscal year during the term of employment that the Company achieved at least $1,000,000 in pre-tax net income.  Under the Agreement, Dr. Lin was also eligible to receive stock option grants, as determined from time to time at the sole discretion of the Board of Directors.

Under the terms of the Agreement, effective May 1, 2010, Dr. Lin ceased to be the Company's chairman of the board, but continues as its Chairman Emeritus and also is a director of the Company.  As Chairman Emeritus, Dr. Lin remains an employee of the Company and in his role as Chairman Emeritus, he shall be entitled to receive the following: (i) while the Company's shares are publicly traded, compensation equal to the compensation paid to non-employee directors (irrespective of attendance at meetings), (ii) continued participation in health and medical plans offered to Company senior executives, provided however that Dr. Lin will be entitled to receive an annual medical expense allowance not to exceed $27,450, (iii) relocation of his office furniture and other personal items to his home or other location, (iv) the ability to purchase a club membership at book value and also receive a tax-effected bonus for such book value amount, and (v) the ability to purchase Company residential property if the Company were to sell such property with reductions to the purchase price of 5% (due to no brokers commission) and $20,000 (for past improvements to the property paid by Dr. Lin) and with the Company paying for all transactional costs incurred by Dr. Lin.

Annual Performance Bonuses

For fiscal 2010, our compensation committee approved an annual cash-based management incentive program in which Mr. McGinnis and Mr. Lorentzian were participants.  Under this program, bonuses were based on Company performance measured against budgeted figures for the fiscal year.  Company performance for fiscal 2010 was measured based on total revenues and pre-tax net income.

The fiscal 2010 target bonus for the participating officers was 50% of annual base salary and these targets would be achieved if the Company met the budgeted financial goals.  The actual bonuses paid could range from zero to 100% of annual base salary depending upon the Company's performance in fiscal 2010.  No bonus would be paid if pre-tax net income was less than 80% of the budgeted amount or if revenues were less than 90% of the budgeted amount.  The maximum bonus of 100% of annual base salary would be paid if pre-tax net income was at least 120% of the budgeted amount and if revenues were at least 110% of the budgeted amount.

The budgeted revenue and pre-tax net income amounts for fiscal 2010 were $128,505,000 and $5,798,000, respectively.  The Company's actual revenue and pre-tax net income amounts for fiscal 2010 were $122,724,000 and $5,703,000, respectively.  As a result of this financial performance, the annual bonuses paid to Mr. McGinnis and Mr. Lorentzian were equal to 34% of their annual base salaries.

2006 Equity Incentive Plan Restricted Share Grant to Dr. Lin

We provide long-term equity incentive compensation to retain our named executive officers and to provide for a significant portion of their compensation to be at risk and linked with the appreciation of shareholder value.

In 2006, the board of directors and our shareholders approved the 2006 Equity Incentive Plan ("2006 Plan").  As further described in Proposal No. 2 below, the purpose of the 2006 Plan is to encourage ownership in the Company by key personnel whose long-term service is considered essential to continued progress, thereby linking these employees directly to shareholder interests through increased stock ownership.

Awards under the 2006 Plan may be granted to any of the Company's employees, officers, directors or consultants or those of the Company's affiliates.  A total of 300,000 common shares are reserved for issuance under the 2006 Plan.  The 2006 Plan is administered by the Compensation Committee.  Stock options, both incentive or nonstatutory stock options, stock awards, stock appreciation rights, stock units and cash awards may be granted under the 2006 Plan to eligible persons.

On July 8, 2009, Dr. Lin received a grant of 18,955 restricted shares under the 2006 Plan.  Twenty-five percent of the total number of restricted shares incrementally vest on each of the first four anniversaries of the grant date subject to Dr. Lin's continued service to the Company.  Any unvested shares will also become fully vested if a change of control of the Company occurs during Dr. Lin's service to the Company.

2006 Long-Term Incentive Plan Phantom Stock Grants

We also maintain the 2006 Long-Term Incentive Plan ("LTIP") which was originally approved by the board of directors in 2006 and was last amended and restated in December 2008.  The LTIP is intended to motivate select employees to contribute to the growth and profits of the Company.

The LTIP is administered by the Compensation Committee.  Only officers and key employees recommended by management (and approved by the board of directors or Compensation Committee) are eligible to participate in the LTIP.

Awards under the LTIP may consist of phantom stock full-value shares or phantom stock appreciation-only shares.  No actual Company shares may be issued under the LTIP and any earned awards are paid out in cash.  The value of a phantom share is equal to the diluted earnings per share ("EPS") of the Company, weighted over the Company's prior three fiscal years.  The EPS is weighted 50% for the most recent year, 35% for the preceding year and 15% for the second most recent year.  This weighted average of EPS is then multiplied by twenty to determine the value of a phantom share under the LTIP.  The value of a phantom stock appreciation-only share is equal to the appreciation in value (if any) of a phantom share between the "maturity date" of the award and the date of grant of the award.  The phantom shares become fully vested in the third year from the date of the award.  The phantom shares are unvested until the maturity date and the employee must generally remain in service until vesting in order to receive any payment from the award.

On February 1, 2007, the Company granted unvested phantom stock appreciation-only shares to Mr. McGinnis and Mr. Lorentzian in the amounts of 71,065 and 48,561 shares, respectively.  On the grant date, the value of a phantom share was $3.91.  Based on the Company's EPS in the applicable fiscal years, the value of a phantom share on the maturity date for these two awards had increased to $6.64.  This increase in value in a phantom share was then multiplied by the number of vesting phantom stock appreciation-only shares to determine the amount of compensation earned by the named executive officer under the LTIP in fiscal 2010.  These amounts were $194,007 for Mr. McGinnis and $132,572 for Mr. Lorentzian."

In responding to the staff's comments, the Company acknowledges the following:

*  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

*  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (818) 591-0776, or the Company's securities counsel, James Slaby, at (415) 774-3246, with any questions or further comments you may have regarding the foregoing.

Sincerely,

/s/ Raffy Lorentzian
Raffy Lorentzian
Senior Vice President and
Chief Financial Officer

cc:  Tia Jenkins, Senior Assistant Chief Accountant
Blaise Rhodes, Staff Accountant
Edwin S. Kim, Staff Attorney
James Slaby, Esq.